Exhibit 99.2

Appointment of New Director

Singapore, November 21, 2025 – VinFast Auto Ltd. (“VinFast” or the “Company”) today announced that effective as of November 20, 2025, Mr. Pham Nhat Quan Anh (“Mr. Quan Anh”) has been appointed to the Company’s Board of Directors.

Mr. Quan Anh serves as a senior executive officer at VinFast. Since joining VinFast in February 2019, he has held several management positions at VinFast Trading and Production Joint Stock Company, a subsidiary of the Company, including as Vice Chairman, Executive Deputy General Director responsible for Global Aftersales Services, and Director of the Planning, Program Coordination and Quality Inspection Division. In these roles, Mr. Quan Anh has been instrumental in supporting VinFast’s rapid development and expansion from its initial localization phase to its global strategy. Prior to joining VinFast, Mr. Quan Anh served as Deputy General Director and Deputy Chief Operating Officer of Vinpearl Joint Stock Company from 2017 to 2019, where he gained extensive experience in operational management and strategic planning across the hospitality and services industries. Mr. Quan Anh holds a Bachelor’s degree in business management from Singapore Management University.

Following this appointment, the Company’s Board of Directors is comprised of seven members, including two independent directors.